NeoMedia Technologies, Inc.
                          2201 Second Street, Suite 600
                            Fort Myers, Florida 33901

September 14, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

      Re:   NeoMedia Technologies, Inc. (the "Company")
            Registration Statement on Form S-4
            File No. 333-123848

Dear Ladies and Gentlemen:

      Pursuant to the Commission's request, the Company acknowledges that

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority; in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Charles T. Jensen
Charles T. Jensen
President and Chief Executive Officer